

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

Yizhen Zhao
President of Ark7 Inc.
Ark7 Properties Plus LLC
1 Ferry Building, Suite 201
San Francisco, CA 94111

Re: Ark7 Properties Plus LLC
Post-Qualification Amendment No. 5
Offering Statement on Form 1-A
Filed January 25, 2024
File No. 024-11869

Dear Yizhen Zhao:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 5 filed January 25, 2024

General

1. Please revise Item 4 of Part I of Form 1-A to disclose the portion of the aggregate offering price attributable to all the securities of the issuer sold pursuant to a qualified offering statement within the 12 months before the qualification of this offering statement.

2. We note your disclosure that the company may undertake one or more closings on a rolling basis and "intends to affect a close every 7 days." Please revise the offering circular cover page and plan of distribution to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

Plan of Distribution, page 17

3. We note your disclosure that the company "may establish a limit on the purchase of Series Interests by particular prospective investors." Please revise to quantify any contemplated limit and specify the criteria by which such limit would be determined to apply to

investors.

Compensation of Directors and Executive Officers, page 34

4.   For each series offering that has closed, please revise to disclose the Asset Management Fee paid to the Asset Manager during the issuer's last completed fiscal year. Also disclose the amount of Sourcing Fees paid to the Asset Manager. Refer to Item 11 of Form 1-A.

Interests of Management and Others in Certain Transactions, page 36

5.   For each series offering that has closed, please revise to disclose the Asset Management Fee paid to the Asset Manager during the issuer's last two completed fiscal years and the current fiscal year. Also disclose the amount of Sourcing Fees paid to the Asset Manager. Refer to Item 13 of Form 1-A.

Unaudited Pro Forma Financial Statements, page F-1

6.   We note that you provide pro forma financial statements for each of your series using different period end dates. Please tell us how you determined your current pro forma presentation is in accordance with Rule 11-02 of Regulation S-X or revise your presentation in an amended filing. Please note that the pro forma balance sheet should be based on the most recent balance sheet date required in the filing and pro forma income statements should be based on the most recently completed fiscal year and interim period required in the filing. Additionally, pro forma statements will ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results.

7.   It does not appear that you have provided pro forma financial statements for the issuer as a whole within this offering circular. Please revise your filing to include combined pro forma financial statements for the issuer in addition to each series in which a property was acquired subsequent to June 30, 2023, or advise. Refer to Part F/S of Form 1-A and Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Stephenson